UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2023

Summary of Results

THIRD QUARTER 2023


edenor

edenor

www.edenor.com

November 8, 2023 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the third quarter of 2023. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values

Ticker: EDN

Ratio: 20 Class B Shares = 1 ADR

Number of Shares Net of Treasury

875,3 Million Shares| 43,8 Million ADRs

Total Shares

906,5 Million Shares | 45,3 Million ADRs

Market Capitalization

ARS 572,459,724,720 | USD 488,866,599.78

Price

ARS 654 / USD 11,17 11/03/23

Webcast Information

On Thursday, November 9th, 2023, at 1pm Buenos Aires / 11am New York time, the company will host a webcast to discuss Edenor's 3Q23 results. The presentation will be given by German Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

Date: Nov. 9, 2023
Time: 1pm BA time/11am New York

3Q 2023
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click Here

Investor Relation Contacts

Germán Ranftl
Chief Financial Officer

Silvana Coria
Investor Relations, Planning and Control Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
investor@edenor.com
Tel. +54 (11) 4346 - 5511

Third Quarter Highlights

- The tariff updates applied in April and June, which implied an increase in the Distribution Value Added (VAD), resulted in an improvement in the Company's gross margin. However, as a result of the macroeconomic situation and the increase in operating costs to maintain the network structure, the Company's operating results still show negative figures, without considering the positive impact of the Obligations Regularization Agreement with CAMMESA.
- CAPEX rose 52% in real terms for the first nine months of 2023 to ARS 60,999 million, as a result, the Company maintains the quality levels of the electrical service, recording the best global technical service quality indicators in its history (SAIDI and SAIFI). Likewise, the satisfactory perception of its clients for the service received is a record.
- Net income saw a major swing to net income of ARS 76,039 million in 3Q23 (vs. 3Q22's loss of AR$ 14,527 million) due to tariff increases, higher sales volumes, and a higher inflation adjustment (RECPAM vs. the prior year). These positives changes partially offset the effect of high inflation on costs. and arise in energy purchase costs.
- 3Q23 EBITDA saw a major improvement in total EBITDA to ARS 144,365 million vs. last year's loss of ARS 4,658 million due to the effect of higher tariffs and a positive impact of ARS 128, 989 million (capital plus interest) from the payment plans to cancel the amounts due to CAMMESA.
- Integrated Tariff Review: The company has created multidisciplinary working groups to prepare the requested information according to the schedule published by the Regulator, including the appointment of two external experts consulting firms. The company expects to receive pending definitions from the Regulator after the General Elections.

Edenor exceeds the level of investments of the previous quarter by 52%.

In Millions of Pesos In constant purchasing power	9 Month			3Q		
	2023	2022	Δ%	2023	2022	Δ%
Revenue From Sales	378,811	323,574	17%	138,357	113,333	22%
Energy Purchases	(249,918)	(218,105)	15%	(82,505)	(78,147)	6%
Gross Margin	**128,893**	**105,469**	**22%**	**55,852**	**35,186**	**59%**
Operating Expenses	(172,601)	(147,415)	17%	(57,389)	(48,133)	19%
Other Operating Income	11,859	9,957	19%	5,340	3,515	52%
Other Operating Expenses	(9,276)	(13,537)	na	(3,186)	(5,074)	na
Net Operating Income	**(41,125)**	**(45,526)**	**(10%)**	**617**	**(14,506)**	**(104%)**
Financial Results, Net	(171,053)	(123,634)	38%	(65,616)	(49,213)	33%
RECPAM*	215,912	146,562	47%	72,382	57,105	27%
Income Tax	(79,813)	(20,561)	288%	(60,333)	(7,913)	662%
Net Income	**52,916**	**(43,144)**	**(223%)**	**76,039**	**(14,527)**	**623%**

*Result for exposures to change in purchasing power.

Revenue from Sales: Sales increased 22% to ARS 138,357 million in 3Q23 in real terms vs. ARS 113,333 million in the 3Q2022. The rise is primarily due to the Seasonal Energy Prices Adjustment in August plus the VAD increases (Value Added Distribution) granted in 2Q 2023 (107.8% in April and 73.7% in June - compounded).

Energy Purchases: The cost of energy purchases to supply distribution clients saw an upswing of 6% to ARS 82,505 million in 3Q23 vs. ARS 78,147 million in 3Q22. The rise was due to increases in seasonal energy prices.

Gross Margin: The 22% rise in revenues, led by tariffs increases, partially offset by higher energy purchase costs, resulted in a sharp 59% rise in gross margin in the quarter to ARS 55,852 million.

Financial Results: Financial results were a net expense of ARS 65,616 million in 3Q 2023, which was 33% higher vs. the prior year, due mainly to higher interest accrued on the debt incurred with CAMMESA.

Investments: In the first nine month of 2023, our capital expenditures rose a substantial 52% YoY in real terms to ARS 60,999 million. In the third quarter of 2023, we invested ARS 40,039 million, up a sharp 46% from the same quarter in the prior year. These figures underscore our unwavering commitment to the enhancement of service quality, which is evident in the strong improvements that have been achieved in our SAIDI (duration of outages) and SAIFI (frequency of outages) .

Trade Receivables: At the end of the third quarter, our trade receivables collection stood at 95.36%, with an outstanding balance of ARS 10,249 million.

Net Income: Edenor reported net income of ARS 76,039 million for 3Q23, making a positive increase of ARS 90,566 million compared to the same period of the previous year. The improvements reflect (1) the two tariff increases mentioned earlier (107.8% in April; 73.7% in June) and (2) higher inflation adjustment (RECPAM), which more than offset the rise in operating costs due to inflation and higher energy purchase costs.

VOLUME OF ENERGY SALES

Energy sales volumes increased by 2.0%.

In 3Q23, energy sales volumes rose 2.0% to 6,100 GWh vs. 5,979 GWh in 3Q22, which was led by a 4.5% rise in Residential, partially offset by lower demand from Commercial and Industrial clients. Contributing to the rise was a 1.1% YoY rise in Edenor's customer base to 3,292,793 customers, mostly related to new residential and industrial customers, market discipline measures, and the installation of 1,773 integrated energy meters in the third quarter, which is part of a major program to transition customers using clandestine connections into fully registered clients.

	9 Months 2023			9 Months 2022			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	%
Residential*	8,593	47.0%	2,913,200	7,968	45.9%	2,876,895	7.8%	1.3%
Small Commercial	1,656	9.1%	339,992	1,560	9.0%	339,449	6%	0.2%
Medium Commercial	1,181	6.5%	31,044	1,146	6.6%	30,788	3.1%	0.8%
Industrial	2,790	15.3%	7,210	2,790	16.1%	6,995	(0.0%)	3.1%
Wheeling System	2,961	16.2%	709	2,818	16.2%	686	5.1%	3.4%
Others								
Public Lighting	467	2.6%	21	496	2.9%	21	(5.9%)	0.0%
Shantytowns and Others	628	3.4%	617	590	3.4%	578	6.5%	6.7%
Total	**18,277**	**100%**	**3,292,793**	**17,369**	**100%**	**3,255,412**	**5.2%**	**1.1%**

	3Q 2023			3Q 2022			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	%
Residential*	2,901	47.6%	2,913,200	2,775	46.4%	2,876,895	4.5%	1.3%
Small Commercial	519	8.5%	339,992	537	9.0%	339,449	(3.2%)	0.2%
Medium Commercial	383	6.3%	31,044	387	6.5%	30,788	(1.1%)	0.8%
Industrial	909	14.9%	7,210	942	15.8%	6,995	(3.5%)	3.1%
Wheeling System	970	15.9%	709	928	15.5%	686	4.5%	3.4%
Others								
Public Lighting	164	2.7%	21	172	2.9%	21	(4.9%)	0.0%
Shantytowns and Others	254	4.2%	617	238	4.0%	578	6.9%	6.7%
Total	**6,100**	**100%**	**3,292,793**	**5,979**	**100%**	**3,255,412**	**2.0%**	**1.1%**

* 709.432 customers benefit from Social Tariff

OPERATING EXPENSES

Operating expenses increased by 19%, reaching ARS 57,392 million in 3Q23 compared to ARS 48,135 million in 3Q22 due to inflation.

In Millions of Pesos In constant purchasing power	9 Month			3Q		
	2023	2022	Δ%	2023	2022	Δ%
Salaries, social security taxes	(50,252)	(48,475)	4%	(17,232)	(16,790)	3%
Pensions Plans	(3,696)	(2,283)	62%	(959)	(631)	52%
Communications expenses	(2,267)	(2,164)	5%	(744)	(584)	27%
Allowance for the imp. of trade and other receivables	(4,531)	(3,950)	15%	(787)	(803)	(2%)
Supplies consumption	(6,137)	(6,393)	(4%)	(1,418)	(1,854)	(23%)
Leases and insurance	(1,367)	(1,671)	(18%)	(493)	(467)	6%
Security service	(2,186)	(1,878)	16%	(537)	(661)	(19%)
Fees and remuneration for services	(42,259)	(33,534)	26%	(15,685)	(9,616)	63%
Amortization of assets by right of use	(1,410)	(1,553)	(9%)	(532)	(536)	(1%)
Public relations and marketing	(2,997)	(2,369)	27%	(1,139)	(2,249)	(49%)
Advertising and sponsorship	(1,544)	(1,220)	27%	(587)	(1,158)	(49%)
Depreciation of property, plant and equipment	(36,443)	(27,784)	31%	(14,226)	(9,314)	53%
Directors and Sup. Committee members' fees	(104)	(39)	167%	(76)	(11)	608%
ENRE penalties	(11,813)	(8,927)	32%	(974)	(1,805)	(46%)
Taxes and charges	(5,512)	(5,096)	8%	(1,978)	(1,628)	21%
Other	(81)	(76)	7%	(23)	(26)	(12%)
Total	**(172,601)**	**(147,415)**	**17%**	**(57,392)**	**(48,135)**	**19%**

This rise can be attributed primarily to inflation, higher fees and remuneration for services, and higher depreciation expense.

EBITDA

For the first nine months of 2023, EBITDA showed a sharp swing to a profit of ARS 125,725 million vs. a loss of ARS 16,177million for the first nine months of 2022. Driving the improvements were the following:

- Positive impact of ARS 128,989 million as a result of the implemented payment plan to cancel the amounts due to CAMMESA related to past unpaid energy purchase costs.
- Above-mentioned tariff adjustments; and
- Further reduction in energy losses (15.29% in 3Q23 vs. 16,1 % in 3Q22).
- These positive impacts offset higher operating costs (including the effects of inflation and new energy seasonal prices).

3Q23 EBITDA also saw a major improvement in total EBITDA to ARS 144, 365 million vs. last year's loss of ARS 4,658 million for the same reasons. Even excluding the one-time benefit from the gain on the CAMMESA settlement, EBITDA of ARS 15,376 million was sharply improved from the prior year's loss of ARS 4,658 million.

In Millions of pesos in constant purchasing power	9 Months			3Q		
	2023	2022	Δ%	2023	2022	Δ%
Net operating income	(41,125)	(45,526)	(10%)	617	(14,506)	(104%)
Depreciation of property, plant and equipment	37,853	29,337	29%	14,759	9,848	50%
Cammesa Agreement	128,989	-		128,989	-	
EBITDA	125,725	(16,177)		144,365	(4,658)	

CAPEX

Edenor's capital expenditures for the first nine months of 2023 of **ARS 60,999** million were a sharp **52%** rise in real terms from last year's ARS 40,039 million.

Total investments for the third quarter of ARS 24,751 million were used as follows:

19.234 million

in Electricity-related activities.

2.374 million

in Systems and others.

3.143 million

in Projects Staff Cost.

3Q 2023 VS 3Q 2022



Investments in Millions of AR$
Projects Staff Cost
Systems and Others
Electricity-Related Activities
24,751
3,142
2,374
19,234
+ 46%
16,926
2,288
954
13,684
2023
2022



Investment Classification
% of Total
7%
14%
78%
New Supplies
Energy Recovery
Network Structure
Other

Our strategic allocation of investments centers around addressing burgeoning demand, enhancing service excellence, and mitigating non-technical losses. A significant proportion of these investments has been channeled into advancing our smart grid initiative. This comprehensive approach encompasses a spectrum of initiatives including capacity expansion, integration of remote control apparatus within the medium voltage network, facilitation of new supply connections, and deployment of self-managed energy meters. It is paramount to underscore that all our investments are executed with an unwavering focus on environmental stewardship and public safety considerations.

Tariff Normalization Process Continues To Move Forward

RTI Process
(Integral Tariff Review)

TASKS	June 2023	July 2023	August 2023	September 2023	October 2023	November 2023	December 2023	2024 1st Quarter
Call to Lic. CMCC	ENRE Task	Consultant ENRE Task						
Sample Definition		Consultant ENRE Task						
Equipment			Distribution Task					
CTL and Tracking				All	All	All	All	All
Study of Technological and Com Performance		Consultant ENRE Task	Consultant ENRE Task	Consultant ENRE Task		Consultant ENRE Task		
CENS Study - Alternatives and Definition			Consultant ENRE Task	Consultant ENRE Task	Consultant ENRE Task	All		
WACC Components Study				Consultant ENRE Task	All		All	
Tariff Segmentation Study in R with Power Measurement					All	All	All	
Requirement Information And Analysis OM					All	All	All	All
Inventories						All	All	All
Quality Analysis						All	All	All
Lost Strategy Study						All	All	All

REFERENCE
ENRE Task
Distribution Task
Consultant ENRE Task
All

On April 25, 2023, through ENRE Resolution No. 363/2023 approved to start the process as from June 1st.

The ENRE has published the schedule with the processes expected to be completed in 1Q24 The company has created multidisciplinary working groups to prepare the requested information according to the schedule published by the Regulator, including the appointment of two external experts consulting firms. The company expects to receive pending definitions from the Regulator after the General Elections. The working groups have moved forward with definition of critical assumptions. These include definition of costs, demand quality standards, asset valuation, etc.

Regulatory Framework

Seasonal Energy Prices

Between August 1st, 2023 and October 31st, the seasonal prices had increases as per this detail:

Residential Level 1	5.5%
Residential Level 2	2%
Residential Level 3	between 2% and 5%
T1G1	6%
T1G2	8%
T1G3	9%
T2	9%
T3 BT & MT	between 10% and 13%

Since November 1st, 2023, Resolution 884/23 from the Secretary of Energy established new seasonal prices as per this detail:

Residential Level 1	7%
Residential Level 2	2%
Residential Level 3	(2.7%)
T1G1	6%
T1G2	8%
T1G3	9%
T2	9%
T3 BT & MT	(7.6%)

Regulatory Framework

CAMMESA Debt


247.640
-103.668
-25.131
-24.174
94.667
CAMMESA Debt registered before agreements
Cancelation of interests
Reverision VAT (Value Added Text)
Credit 5 Voice
CAMMESA Debt after Agreements

ORIGIN:

The debt with CAMMESA corresponds to past energy purchases that were paid partially since March 2020 considering the COVID pandemic and delays in tariff adjustments

TERMS AND PAYMENTS:

On December 29th, 2022 an Agreement was signed by the Company, with the Secretary of Energy and the ENRE notified to CAMMESA, in order to regularized the pending balances as of August 2022, with a payment plan, which was settled in July 2023. The company comitted to paying off the debt in 96 installments with an interest rate at 50 % of the market rate. The payment of installments is: 1st year 1/5 of theoritical installment, 2nd to 5th years 20% adjusment of the previous years cuotas, 6th year onwards French amortization system.

On July 28th a new plan was agreed in order to pay pending obligations calculated in MWh from September 2022 to February 2023. The company comitted to paying off the debt in 96 installments, updating each installment with the MWh'value curent at each payment.

The agreements established a suspensive condition for the payments in terms of its obligations, the granting by the Regulator of VAD sufficient to meet them.

The total positive impact is ARS 128,989 million (ARS 71,064 million and ARS 57,925 Million), reducing the debt balance from ARS 247.640 million to ARS 94,667 million.

SAIDI

SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year.


SAIDI
SAIDI Requerido
31,5
27,7
33,0
26,6
25,8
27,6
22,7
15,9
12,2
10,7
8,6
7,7
30,3
28,9
26,3
21,8
13,7
10,4
10,2
10,0
-77%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Sep-2023
2023 R

BEST
HISTORICAL RECORD

SAIFI

SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.


9,5
8,9
9,7
9,1
8,4
7,4
6,0
5,4
5,3
5,2
4,1
-66%

QUALITY STANDARDS

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators.

At the closing of the Third quarter of 2023, SAIDI and SAIFI indicators for the first 9 months showed significant improvement to 7.7 hours and 3.3 outages on average per client per year, which were a 15% and 12% improvement, respectively, vs. the prior year. These were historic best levels for Edenor. SAIDI SAIFI. SAIDI refers to the duration of outages and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages and measures the number of times a user experiences an outage during a year. This recovery in service levels is primarily a result of the strong level of spending by the Company since 2014 as part of our investment plan. Spending has been focused on implementing improvements in operating processes and adopting more advanced technology for operating and managing the grid.

ENERGY LOSSES

In 3Q23, energy losses declined to 15.29 % decrease against 16.1 % for the same period of the previous year.


LTM
17,4%
16,39%
16,8%
15,29%
16,1%
15,29%
15,9%
1Q
2Q
3Q
4Q
2022
2023

Driving Innovation and Efficiency in Loss Mitigation:

Our dynamic multidisciplinary teams remain steadfastly dedicated to pioneering novel solutions in the battle against energy losses. This collaborative effort has been further fortified by the resolute execution of Market Discipline (DIME) initiatives, aimed at curtailing losses. Leveraging the potency of analytical and artificial intelligence tools, we have strategically optimized inspection routes, augmenting their efficacy. The mission of DIME actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From July to September 2023, a substantial total of 90,874 inspections were conducted on Tariff 1 (Residential and General users), achieving an efficiency rate of 51.4%. This stands in comparison to the same period in the prior year when 97,084 inspections yielded a higher efficiency rate of 54.6%. Moreover, the installation of 6,729 Integrated Energy Meters (MIDE) during 2023 attests to our commitment to modernizing energy monitoring mechanisms.

Recovery Initiatives and Redefining Balance:

Our endeavors extend beyond detection as we diligently restore energy integrity. Beyond the normalization of MIDE meter-equipped customers, our reach extends to clandestine customers with conventional meters. Augmenting these efforts, a novel energy balance system has been meticulously implemented, complemented by the advent of micro-balances in private neighborhoods. Despite our tenacious endeavors, instances of recidivism in fraud have been noted across all scenarios.

INDEBTEDNESS

Negotiable Obligations Debt

	ON Class N1	ON Class N2
Amount	55,244,538	60,945,000
Currency	USD	USD
Expiration Date	May-25	Nov-24
Rate	9,75	9,75
Interest Payment	Biannual	Biannual
Applicable Law	New York	Argentina

The outstanding principal of our dollar-denominated debt is USD 116 millions, which net of cash, is reduced to net financial debt of USD -52 million.

Corporate Debt Evolution


191
15
176
140
191
15
176
54
176
176
36
226
50
176
68
226
50
176
73
162
23
137
111
98
98
21
98
98
85
30
55
116
61
55
61
55
2014
2015
2016
2017
2018
2019
2020
2021
2022
SEP 23
2024
2025
-84
-88
-52
Cash & Receivables
Debt

Ratings

The ratings given by the rating agencies were the following:

		Rating	Outlook	Date
Moody's	Local	BBB+.ar	Stable	NOV- 23
	Foreign Currency	BBB.ar	Stable	NOV- 23
FixScr FitchRatings	Long-Term Issuer	A-(arg)	Stable	OCT- 23
	ON Class 1	A-(arg)	Stable	OCT- 23
	ON Additional Class 1	A-(arg)	Stable	OCT- 23
	ON Class 2	A-(arg)	Stable	OCT- 23
S&P Global	Institutional Qualification	raCCC	Negative	OCT - 23
	Global Negotiable Obligations Program	raCCC	Negative	OCT- 23
	Foreign Currency	raCCC-	Negative	MAR - 23

ABOUT EDENOR

edenor is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, for 3,29 millions customers (a population of approximately 11 million people) and an area of 4,637 sq. k m. In the third quarter, edenor sold 6,100 GWh of energy and purchased 7,287 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 138,357 billion adjusted by inflation as of September 2023. In turn, the company had net results in the amount of AR$ 76,039 million.

Condensed Interim Statements of Financial Position

As September 31, 2023
and December 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	12.31.2022 ARS
ASSETS		
Non-current assets		
Property, plant and equipment	828,444	804,344
Interest in joint ventures	49	43
Deferred tax asset	1,363	1,436
Other receivables	3	6
Financial assets at amortized cost	-	-
Total non-current assets	**829,859**	**805,829**
Current assets		
Inventories	21,150	13,078
Other receivables	23,585	37,987
Trade receivables	76,832	56,863
Financial assets at fair value through profit or loss	52,298	58,306
Financial assets at amortized cost	-	-
Cash and cash equivalents	7,730	3,311
Total current assets	**184,146**	**169,545**
TOTAL ASSETS	1,011,454	975,374

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	12.31.2022 ARS
EQUITY		
Share capital	875	875
Adjustment to share capital	221,787	221,765
Additional paid-in capital	3,078	3,050
Treasury stock	31	31
Adjustment to treasury stock	4,745	4,767
Adquisition cost of own shares	(18,230)	(18,230)
Legal reserve	15,409	15,409
Opcional reserve	149,222	149,222
Other comprehensive loss	(1,651)	(1,651)
Accumulated losses	(67,033)	(119,949)
TOTAL EQUITY	**308,233**	**255,289**

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	12.31.2022 ARS
LIABILITIES		
Non-current liabilities		
Trade payables	1,350	1,870
Other payables	140,411	35,524
Borrowings	40,325	29,531
Deferred revenue	8,674	7,468
Salaries and social security payable	1,749	1,567
Benefit plans	3,641	3,780
Deferred tax liability	305,133	225,310
Tax liabilities	-	-
Provisions	7,284	11,281
Total non-current liabilities	**508,777**	**316,331**
Current liabilities		
Trade payables	145,737	365,271
Other payables	23,763	12,846
Borrowings	1,633	374
Derivative financial instruments	-	-
Deferred revenue	102	90
Salaries and social security payable	14,714	18,973
Benefit plans	234	475
Tax payable	-	-
Tax liabilities	6,005	2,676
Provisions	2,256	3,049
Total current liabilities	**194,444**	**403,754**
TOTAL LIABILITIES	**705,772**	**720,085**
TOTAL LIABILITIES AND EQUITY	**1,011,454**	**975,374**

Condensed Interim Statements of Comprehensive Income

The nine- month period ended on September 30, 2023 and 2022

Values expressed on a constant currency basis

In millions of Argentine Pesos in constant purchasing power	09.30.2023 AR$	09.30.2022 AR$
Continuing operations		
Revenue	378,811	323,574
Electric power purchases	(249,918)	(218,105)
Subtotal	**128,893**	**105,469**
Transmission and distribution expenses	(99,255)	(83,679)
Gross loss	**29,638**	**21,790**
Selling expenses	(42,435)	(36,449)
Administrative expenses	(30,911)	(27,287)
Other operating income	11,859	9,957
Other operating expense	(9,276)	(13,537)
Assets impairment	-	-
Operating Profit (Loss)	**(41,125)**	**(45,526)**
Agreement for the Regularization of Obligations	128,989	
Labilities regularization agreement	**6**	**15**
Financial income	111	121
Financial expenses	(161,291)	(112,989)
Other financial expense	(9,873)	(10,766)
Net financial expense	**(171,053)**	**(123,634)**
RECPAM	215,912	146,562
Profit (Loss) before taxes	132,729	(22,583)
Income tax	(79,813)	(20,561)
Profit (Loss) for the period	**52,916**	**(43,144)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings profit (loss) per share	60.48	(49.31)

Condensed Interim Statements of Comprehensive Income

The nine- month period ended on September 30, 2023 and 2022

Expressed at historical values

In millions of Argentine Pesos at historical Values	09.30.2023 ARS	09.30.2022 ARS
Continuing operations		
Revenue	274,501	108,142
Electric power purchases	(178,388)	(73,609)
Subtotal	**96,113**	**34,533**
Transmission and distribution expenses	(53,310)	(21,777)
Gross loss	**42,803**	**12,756**
Selling expenses	(27,281)	(11,368)
Administrative expenses	(19,518)	(8,180)
Other operating expense, net	2,028	(2,119)
Operating Profit (Loss)	**(1,968)**	**(8,912)**
Labilities regularization agreement	-	989
Financial income	89	42
Financial expenses	(141,520)	(40,892)
Other financial expense	14,966	(1,344)
Net financial expense	**(126,464)**	**(42,193)**
RECPAM	-	-
Profit (Loss) before taxes	**(19,709)**	**(50,116)**
Income tax	(55,742)	1,428
Profit (Loss) for the period	**(75,451)**	**(48,688)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings Profit (Loss) per share	(210,48)	(55.64)

Condensed Interim Statements of Cash Flows

The nine- month period ended on September 30, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	09.30.2022 ARS
Cash flow from operating activities		
Period's result	52,916	-43,144
Adjustments to arrive at net cash flow from operating activities:		
Depreciation of property, plants and equipment	36,443	27,784
Amortization of assets due to right of use	1410	1,553
Derecognition of properties, plants and equipment	456	531
Net accrued interest	160,836	112,758
Customer late fees	-6,209	-4,532
Exchange rate	9,400	-2,049
Income tax	79,813	20,561
Increase in provision for depreciation of sales and other credits	4581	3,990
Result by measurement at current value	996	523
Increased provision for contingencies	3,949	8,663
Other FOCEDE expenses	0	0
Changes in the fair value of financial assets and liabilities	-7,738	4,169
Accrual of benefit plans	3,696	2,283
Result from participation in joint ventures	0	0
Recognition for higher costs Res. SEE No. 250/13 and subsequent Notes	0	0
Recognition of income on account of the RTI Res. SEE No. 32/15		0
Recovery of provision for credit with RDSA	0	0
Net result from cancellation of negotiable obligations	0	738
Result from debt restructuring	0	870
Devaluation of property, plant and equipment		
Income from contributions not subject to refund	-78	-102
Credit revaluation with RDSA	0	0
Other financial results	7,615	6,511
Result from participation in joint ventures	-6	-15
Obligations Regularization Agreement	-128,989	0
Recovery of provision for devaluation of sales credits - Minutes of Agreement for regularization of obligations	0	0
RECPAM	-215,912	-146,562

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	09.30.2022 ARS
Changes in operating assets and liabilities:		
Increase in sales credits	-49,991	-20,120
Decrease (Increase) of other credits	5,483	-12,867
Inventory increase	-5,530	-2,471
Increase in financial assets at amortized cost	0	0
Increase in deferred income	5,130	24
Increase in commercial debts	72,457	92,151
Increase in salaries and social security contributions to be paid	6,352	5,492
Decrease in benefit plans	-1,916	-1,191
Increase (Decrease) in tax debts	4,675	-1,610
Increase in other debts	3,997	920
Payments for derivative financial instruments	0	0
Using forecasts	-556	-965
Income tax payment	0	-229
Subtotal before variation of debt with CAMMESA	43,229	53,620
Increase in overdue commercial debt with CAMMESA		
Net cash flow generated by operating activities	**43,229**	**53,620**

In million of Argentine Pesos in constant purchising power	09.30.2023 ARS	09.30.2022 ARS
Cash flow from investing activities		
Payment for acquisitions of property, plant and equipment	-59,466	-37,693
Interest charges for loans granted to third parties		0
Net sale (purchase) of securities and mutual funds	10,510	-14,698
Net payments of derivative instruments	0	0
Mutual payments granted to third parties	0	0
Mutual payments granted to third parties	0	0
Collection of credit for sales of subsidiaries	0	0
Net cash flow used in investing activities	**-48,956**	**-52,391**
Cash flow from financing activities		
Taking loans	**11,259**	**10,532**
Payment of loans, capital	-229	-6171
Interest payment	0	
Collections from mutual investments	0	0
Lease debt payment	-2,259	-1,830
Payment of interest on loans	-759	-1,139
Payment of expenses for issuing negotiable obligations	-480	-1,239
Payment for repurchase of negotiable obligations	0	0
Payment for acquisition of own shares	0	-1,125
Net cash flow generated by (used in) financing activities	**7,532**	**-972**
Increase in cash and cash equivalents	1,805	257
Cash and cash equivalents at the beginning of the year	3,311	12,552
Financial results of cash and cash equivalents	2,705	4,180
RECPAM cash and cash equivalents	-91	17
Increase in cash and cash equivalents	1,805	257
Cash and cash equivalents at the end of the period	**7,730**	**17,006**

DISCLAIMER

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements." Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.

edenor

Empresa Distribuidora y Comercializadora
Norte S.A. (EDENOR)

Avenida del Libertador 6363, Piso 12º
C1428ARG Buenos Aires, Argentina

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Silvana Coria | Investor Relations, Planning and Control Manager

Lucila Ramallo | Investor Relations Senior Analyst

investor@edenor.com

Tel. +54 (11) 4346 5511